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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC
Mail Processing
Section

FEB 2 8 2013

Washington DC
402

SEC FILE NUMBER

8-29639

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 There under**

REPORT FOR THE PERIOD BEGINNING_____JANUARY 1, 2012_____AND ENDING_____DECEMBER 31, 2012_____

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AMERICAN SECURITIES TEAM, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

13926

500 West Cummings Park, Suite 6050

(No. and Street)

Woburn   MA   01801

(CITY)   (state)   (zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeffrey Ewing   1-781-935-4200

(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Karll, Harvey CPA, P.C.

(NAME- IF INDIVIDUAL STATE LAST, FIRST, MIDDLE NAME)

41 Middle Street   Newburyport   MA   01950-2755

(Address)   (City)   (State)   (ZIP Code)

CHECK ONE:

XX Certified Public Accountant

Public Accountant

Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims -for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)   **Potential persons who are to respond to the collection of information
contained in this form are not required to respond unless the form displays
a currently valid OMB control number.**

DD
3/5/13

OATH OR AFFIRMATION

I, <u>Jeffrey Ewing</u> swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of <u>American Securities Team, Inc.,</u> as of <u>December 31, 2012</u> are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

Notary Public   Signature

                                                      Title

<u>This report</u>** contains (check all applicable boxes):
- X (a) Facing page.
- X (b) Statement of Financial Condition.
- X (c) Statement of Income (Loss).
- X (d) Statement of Changes in Financial Condition.
- X (e) Statement of Changes in Stockholders' Equity, or Partners' or Sole Proprietor's Capital.
-     (f) Statement of Changes in Liabilities Subordinated to Claims, of Creditors.
- X (g) Computation of Net Capital
- X (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
-     (i) Information Relating to the Possession or control Requirements under Rule 15c3-3.
- X (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
-     (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- X (l) An Oath or Affirmation
-     (m)A copy of the SIPC Supplemental Report.
- X (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions, of this filing, see section 240.17d-5 (e)(3).*



Harvey E. Karll CPA, PC.

41 Middle Street
Newburyport, Massachusetts 01950
(978)465-9512   Fax (978) 462-9043

Report on Internal Control Required By SEC Rule 17a-5 for a Broker-Dealer claiming an exemption From SEC Rule 15c3-3

Board of Directors
American Securities Team, Inc.
Woburn, MA

In planning and performing my audit of the financial statements of American Securities Team, Inc. for the year ended December 31, 2012, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debts) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that I consider to be material weaknesses, as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2012 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, Management, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Harvey E Karll CPA, P.C.
Newburyport, MA
February 15, 2013

American Securities Team, Inc.

Audited Financial Statements

For the Year Ended December 31, 2012

American Securities Team, Inc.
Audited Financial Statements
For the Year Ended December 31, 2012

* * * TABLE OF CONTENTS * * *

Page

Independent Auditors Report   1-2

Statement of Financial Condition   3

Statement of Income   4

Statement of Changes in Member's Equity   5

Statements of Cash Flows   6

Notes to Financial Statements   7-12

SUPPLEMENTARY INFORMATION:

Schedule I: Computation of Net Capital Pursuant to   13
              Sec Rule 15c3-1
Schedule II: Exemptive Provision under Rule 15c3-3   14



Harvey E. Karll CPA, PC.

41 Middle Street
Newburyport, Massachusetts 01950
(978)465-9512   Fax (978) 462-9043

Board of Directors
American Securities Team, Inc.
Woburn, MA

I have audited the accompanying statement of financial condition of American Securities Team, Inc., as of December 31, 2012, and the related statements of income, changes in stockholders' equity and cash flows for the year then ended, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

My responsibility is to express an opinion on these financial statements based on my audit. I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control. Accordingly, I express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

I believe that the audit evidence I have obtained is sufficient and appropriate to provide a basis for my audit opinion.

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of American Securities Team, Inc., December 31, 2012, and the results of their operations and their cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Other Legal and Regulatory Requirements

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I, and II has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In my opinion, the information Schedules I, and II is fairly stated in all material respects in relation to the financial statements taken as a whole.

Harvey E. Karll, CPA, PC
Newburyport, MA

February 15, 2013

American Securities Team, Inc.
Statement of Financial Condition
December 31, 2012

Assets

Cash and cash equivalents	$	83,152
Receivables - affiliates		49,399
Prepaid expenses		2,470
Marketable securities, at market value		199,920
Advances receivable - affiliates		297,200
	$	632,141

Liabilities and Stockholder's Equity

Liabilities:

Accrued expense	$	5,745
Due to affiliates		10,543
Deferred income taxes		6,949
Income taxes payable		7,558
		30,795

Stockholder's equity:

Common stock, 1 cent par value, authorized 200,000 shares issued and outstanding 42,000 shares		431,723
Retained earnings		169,623
		601,346
Total stockholder's equity	$	632,141

American Securities Team, Inc.
Statement of Income
For The Year Ended December 31, 2012

Revenues		
Investor service fee	$	106,779
Dividend income		2,080
Unrealized gains (losses)		3,840
		112,699
Expenses:		
Employee compensation and benefits		25,661
Professional fees		23,350
Regulatory fees and expenses		3,164
Other expenses		23,956
		76,131
Net Income before income taxes		36,568
Provision for income taxes		8,955
Net income	$	27,613

American Securities Team, Inc.
Statement of Changes in Stockholder's Equity
December 31, 2012

	Capital Stock Common		Retained	
	Shares	Amount	Earnings	Total
Balance - beginning of year	42,000	$ 431,723	$ 142,010	$ 573,733
Net income (loss)			27,613	27,613
Balance - end of year	42,000	$ 431,723	$ 169,623	$ 601,346

American Securities Team, Inc.
Statement of Cash Flows
For The Twelve Months Ended December 31, 2012

Cash Provided from Operations

Net Income (Loss)	$	27,613	
Adjustments			
Prepaid expenses		(1,002)	
Accounts payable		240	
State income tax payable		(4,116)	
Receivable - affiliates		42,632	
Accrued expenses payable		(466)	
Due to APT financial		7,544	
Accrued payroll		(86)	
Deferred inc tax payable		941	
FIT payable		(6,213)	
Cash from Operations			**67,087**
Cash Flows - Invested			
Marketable securities		(3,840)	
Investing Cash Flows			**(3,840)**
Cash Flows - Financing			
		-	
Financing Cash Flows			**-**
Cash Increase (Decrease)			**63,247**
Cash - Beginning of Year			
Cash - Checking		19,905	
Total beginning of year			**19,905**
Cash on Statement Date	$		**83,152**

1. NATURE OF BUSINESS

American Securities Team, Inc. (the "Company"), which was organized as a Massachusetts corporation on December 19,1996, pursuant to Chapter 156B of the Massachusetts general laws, was formed to engage in and carry on the business of a broker-dealer in securities, including but not limited to the buying and selling, dealing and trading in, acquiring and disposing of, in every lawful manner whatsoever, as principal or as agent, any and all negotiable and non-negotiable instruments or securities; and, in general to carry on any and all businesses and activities permitted to corporations organized under the provisions of Chapter 156B wherever the same may lawfully be done. The Company will limit its broker/dealer operations to those described in Paragraphs(a)(2)(ii), (a)(2)(iii) and (a)(2)(iv) of SEC rule 15c3-1. The Company is licensed in Massachusetts, New York and Florida.

The Company also provides investor services to the limited partners of various residential rental entities located primarily in Massachusetts. These entities are affiliated with the Company. Investor service fees represent the Company's principal business activity for the year ended December 31, 2012.

The Company is a wholly owned subsidiary of APT Management Group, Inc. (the "Parent Company"). The Company is included in consolidated financial statements issued by the Parent Company and it files consolidated income tax returns with the Parent Company.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The Company maintains its accounts and presents its financial statements on the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

Cash Equivalents

Cash equivalents include all cash balances and highly liquid investments with an initial maturity of three months or less. As of December 31, 2012, the Company did not have any cash equivalents.

Concentration of Credit Risk

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. Accounts are guaranteed by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. At December 31, 2012 the company had nothing in excess of FDIC insured limits. The Company has not experienced any losses in such accounts.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes

The Company files consolidated income tax returns with its Parent Company. The Company computes its federal and state taxes utilizing the tax rates available to the Company as if it were a separate taxpayer and it remits these taxes to or records a receivable from the Parent Company. Any additional tax expense or benefit resulting from the impact of consolidation is borne by the Parent Company. The state net worth tax is computed on the Company's allocable net worth and is paid directly to the state.

The Company accounts for income taxes under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. A deferred tax liability is recognized for temporary differences which will result in taxable amounts in future years. A deferred tax asset is recognized for temporary differences which will result in deductible amounts in future years and for tax loss and credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Deferred income taxes are provided for temporary differences which arise primarily from differences in the valuation of investments for financial reporting and tax purposes as a result of unrealized gains and losses on available for sale securities.

Management has evaluated significant tax positions against the criteria established by professional standards and believes there are not such tax positions requiring accounting recognition in the financial statements. Management does not believe its evaluation of tax positions will significantly change within twelve months of December 31, 2012. Any changes in tax positions will be recorded when the ultimate outcome becomes known.

Accounts Receivable

Accounts receivable are stated at the amount management expects to collect on balances outstanding at year-end. Management closely monitors outstanding balances and provides for probable uncollectible amounts through a charge to earnings and a credit to a valuation allowance based on historical collection experience, its assessment of current economic conditions, review and assessment of the financial condition of the debtor.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Investments

The Company classifies its marketable equity securities as available for sale and, as a result, are stated at fair value. Fair value is based on quoted market prices. Realized gains and losses on dispositions of available for sale securities are recognized in income based on the cost of the securities sold using the specific identification method. Unrealized gains are included on the income statement. Realized losses on permanently impaired investments are recognized in income once their decline in value is determined to be other than temporary.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. Certain accounting policies involve judgment and uncertainties to such an extent that materially different amounts could have been reported under different conditions or if different assumptions had been used. The Company evaluates its assumptions on a regular basis. The Company bases its estimates on historical experience and various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates. Significant estimates with regard to these financial statements include the determination of the collectability of accounts receivable.

Investor Service Fees

Annual investor service fees received from the affiliates and limited partners of the affiliates are recognized when earned. These fees include amounts for services in providing reports to the investor limited partners of the affiliates, transfer of ownership fees to limited partners of the affiliates and a program management fee for one of the affiliates. In accordance with the respective partnership agreements, fees for providing reports to the investor limited partners are generally based upon annual amounts ranging from $2,500 to $6,000 per partnership. The program management fee is based upon an annualized amount of one-half of one percent of the outstanding balance of the affiliate's debt and contributed capital. The amounts received in 2012 were $43,500 of investor service fees and $63,030 of program management fees.

Subsequent Events

Management has evaluated subsequent events through February 15, 2013, the date on which the financial statements were available to be issued.

3. FAIR VALUE OF FINANCIAL STATEMENTS

The company's financial statements are cash. The recorded values of cash and cash equivalents approximate their fair values based on their short-term nature.

4. CASH FLOWS

Cash paid for Interest and Income Taxes is as follows:

Interest	$ -
Income Taxes	$ 8,955

5. COMPENSATED ABSENCES

Employees of the Company are entitled to paid vacation and paid sick days depending on length of service. It is not practical for the Company to estimate the amount of compensation for future absences; accordingly, no liability for compensated absences has been recorded in the accompanying financial statements. The Company policy is to recognize the costs of compensated absences when actually paid to employees.

6. NET CAPITAL

As a broker/dealer, the company is subject to the Securities and Exchange Commission's regulations and operating guidelines, which require the Company to maintain a specified amount of net capital, as defined, and a ratio of aggregate indebtedness to net capital, as defined, not exceeding 15 to 1. The Company's net capital computed under 15c3-1 was $196,085 at December 31, 2012, which exceeds required net capital of $5,000 by $191,085. The ratio of aggregate indebtedness to net capital at December 31, 2012 was 0.15 to 1.0.

7. INVESTMENTS

At December 31, 2012, the Company's investment in NASDAQ Stock Market, Inc., is summarized as follows:

	Cost	Unrealized Gain	Fair Value
8,000 unrestricted shares of common stock	$ 133,100	$ 66,820	$ 199,920

The fair value of this investment is measured using quoted prices in active markets for identical assets (Level 1) pursuant to FASB ASC 820, Fair Value Measurements and Disclosures.

The unrealized gain is included on the income statement.

7.   INVESTMENTS (continued)

Of the unrestricted shares, 6,000 can only be sold pursuant to a shelf registration statement filed by NASDAQ and the related prospectus supplements, subject to the right of NASDAQ under certain circumstances to require holders to refrain from selling under the shelf registration statement and prospectus supplements. Accordingly, the Securities Exchange Commission has concluded that such shares can be valued at the market price of the shares provided that the NASDAQ has not required holders to refrain from selling under the shelf registration statement and prospectus supplements.

8.   INCOME TAXES

The amount of income tax expense (benefit) differs from that computed using the statutory federal tax rate of 34% because of the application of the graduated federal tax rate of 15% on the first $50,000 of taxable income, state income taxes net of federal tax effect, and adjustments of prior year taxes.

The deferred tax liability for 2012 is comprised of $3,189 for state taxes and $3,760 for federal taxes.

The Company continues to be subject to federal or state tax examinations by taxing authorities for years 2009, 2010, and 2011.

9.   RELATED PARTY TRANSACTIONS

The Company earned investor service fees from affiliated limited partnership entities aggregating $43,500 during 2012. These fees are, generally, payable from the limited partnership's distributable cash flow. The determination of cash flow is based on the partnership agreement and may be further limited by regulatory, loan or other agreements. At December 31, 2012, $49,399 of service fees were receivable from affiliate.

During the year, the Company paid approximately $13,500 to a Florida attorney related to the majority shareholder at the parent company, who is the sole shareholder of American Securities Team.

In 1999, the Company advanced $376,015, to an affiliate, of which $297,200 is receivable at year-end. These advances are noninterest bearing with no specified terms of repayment. The advances are non-interest bearing and do not have a specified repayment due date. At December 31, 2012, advances of $0 were unpaid.

Personnel working for the Company are employees of the Company, paid by a common paymaster; therefore, the Company reimburses the Parent Company for the actual salaries and related benefits of these employees. Such costs expensed during the year totaled $30,208. Additionally the Company reimburses the Parent Company for shared office expense. Such costs expensed during the year totaled $1,508. At December 31, 2012, $1,508 related to these costs is payable to the Parent Company and is included in accrued expenses.

American Securities Team, Inc.
Notes to Financial Statements
December 31, 2012

10.   FAIR VALUE

The Company's financial statements are cash and cash equivalents. The recorded values of cash and cash equivalents approximate their fair values based on their short-term nature.

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2012.

Fair Value Measurements on a Recurring Basis
As of December 31, 2012

	Level 1	Level 2	Netting and Level 3	Collateral	Total
Assets					
Cash segregated under federal and other regulations	$ 0	$ 0	$ 0	$ 0	$ 0
Equities	199,920	0	0	0	199,920
Totals	$199,920	$ 0	$ 0	$ 0	$199,920
Liabilities	$ 0	$ 0	$ 0	$ 0	$ 0

SUPPLEMENTARY INFORMATION

American Securities Team, Inc.
Schedule I
Computation of Net Capital
December 31, 2012

Total stockholder's equity		$	601,346
Less: Nonallowable assets			(349,069)
			252,277
Haircuts			
Securities	(29,988)		
Undue concentration	(26,204)		(56,192)
Net capital			196,085
Minimum net capital requirement			5,000
Excess net capital		$	191,085
Aggregate indebtedness		$	30,795
Ratio of aggregate indebtedness to net capital			0.15 to 1.0

There is no material difference between the preceeding computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2012.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER American Securities Team, Inc.
As of 12/31/12

EXEMPTIVE PROVISION UNDER RULE 15c3-3

If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based:

A. (k)
   (1)—Limited business (mutual funds and/or variable annuities only)   __4550

B. (k)
   (2)(i)—"Special Account for the Exclusive Benefit of customers" maintained   X_4560

C. (k)
   (2)(ii)--All customer transactions cleared through another broker-dealer
            on a fully disclosed basis. Name of clearing firm(s)   __4570

Clearing Firm SEC#s	Name	Product Code	
8-_____	_____	_____	[4335B]
[4335A]	[4335A2]		
8-_____	_____	_____	[4335D]
[4335C]	[4335C2]		
8-_____	_____	_____	[4335F]
[4335E]	[4335E2]		
8-_____	_____	_____	[4335H]
[4335G]	[4335G2]		
8-_____	_____	_____	[4335I]
[4335I]	[4335I2]		

D. (k) (3) Exempted by order of the Commission   __4580

See Independent Accountant's Report and Accompanying Notes